UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

i3 Verticals, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

46571Y107

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46571Y107

1	Names of reporting persons CCSD GP II, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 378,513 (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 378,513 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 378,513 (See Item 4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.6% (See Item 4)
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 46571Y107

1	Names of reporting persons CCSD II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 378,513 (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 378,513 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 378,513 (See Item 4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.6% (See Item 4)
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 46571Y107

1	Names of reporting persons Claritas Capital Specialty Debt Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 259,163 (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 259,163 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 259,163 (See Item 4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.8% (See Item 4)
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 46571Y107

1	Names of reporting persons CCSD GP LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 259,163 (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 259,163 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 259,163 (See Item 4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.8% (See Item 4)
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 46571Y107

1	Names of reporting persons CF i3 Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 46,562 (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 46,562 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,562 (See Item 4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.3% (See Item 4)
12	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer:

i3 Verticals, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

40 Burton Hills Blvd., Suite 415

Nashville, Tennessee 37215

Item 2.

(a)	Name of Person Filing:

This Schedule 13G/A is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act: CCSD GP II, LLC (“CCSD GP II”), CCSD II, L.P. (“CCSD II”), Claritas Capital Specialty Debt Fund, L.P., (“Claritas Fund”), CCSD GP LLC (“CCSD GP”) and CF i3 Corporation (“CF i3” and, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2019, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Capital Alignment Partners, 40 Burton Hills Blvd., Suite 250, Nashville, Tennessee 37215.

(c)	Citizenship:

CCSD GP II, CCSD II, Claritas Fund and CCSD GP were organized under the laws of the State of Delaware. CF i3 was incorporated under the laws of the State of Tennessee.

(d)	Title and Class of Securities:

Class A Common Stock, $0.0001 par value (“Class A Shares”)

(e)	CUSIP No.:

46571Y107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)

Amount beneficially owned: In the aggregate, the Reporting Persons hold 684,238 common units in i3 Verticals, LLC and associated shares of Class B Common Stock (“Class B Shares”) of the Company, of which 378,513 common units and associated Class B Shares are held directly by CCSD II, 259,163 common units and associated Class B Shares are held directly by Claritas Fund and 46,562 common units and associated Class B Shares are held directly by CF i3. Each common unit in i3 Verticals, LLC is redeemable on a one-for-one basis for Class A Shares or, at the Company’s election, a cash payment equal to a volume weighted average market price of one Class A Share. The Class B Shares confer only voting rights (one vote per share) and do not confer any incidents of economic ownership. Class B Shares are cancelled, on a one-for-one basis, without consideration, upon the redemption or exchange of common units.

CCSD GP II is the general partner of CCSD II and CCSD GP is the general partner of Claritas Fund. In those capacities, CCSD GP II and CCSD GP may be deemed to share voting and dispositive power with respect to the common units and associated Class B Shares directly held by CCSD II and Claritas Fund, respectively. Decisions regarding the voting or disposition of the shares held by CCSD II and Claritas Fund are made by an investment committee or committees (or authorized sub-committees or designees thereof). The current voting members of these committees are: Burton Harvey, Lee Ballew and Mark McManigal. Decisions regarding the voting or disposition of the shares held by the CF i3 are made by its officers, Mr. Harvey and Mr. Ballew. Each of Mr. Harvey, Mr. Ballew and Mr. McManigal disclaims beneficial ownership of the common units and associated Class B Shares held by CCSD II, Claritas Fund and CF i3.

(b)	Percent of Class: In the aggregate, the Reporting Persons beneficially own 684,238 Class A Shares, or 4.7% of the total number of shares outstanding.

All percentages calculated in this Schedule 13G/A are based upon 14,552,554 outstanding Class A Shares and 12,891,637 outstanding Class B Shares as reported in the Company’s most recent Quarterly Report on Form 10-Q filed with the SEC on February 10, 2020.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 5 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 5 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G/A.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of Members of the Group.

See Items 2(a) - 2(c).

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

CCSD GP II, LLC

By:	/s/ R. Burton Harvey
Name: R. Burton Harvey
Title: Managing Member

CCSD II, L.P.

By: CCSD GP II, LLC
Its: General Partner

By:	/s/ R. Burton Harvey
Name: R. Burton Harvey
Title: Managing Partner:

CLARITAS CAPITAL SPECIALTY DEBT FUND, L.P.

By: CCSD GP, LLC
Its: General Partner

By:	/s/ R. Burton Harvey
Name: R. Burton Harvey
Title: Managing Partner

CCSD GP, LLC

By:	/s/ R. Burton Harvey
Name: R. Burton Harvey
Title: Managing Member

CF i3 Corporation

By:	/s/ R. Burton Harvey
Name: R. Burton Harvey
Title: President

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of i3 Verticals, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2019

CCSD GP II, LLC

By:	/s/ R. Burton Harvey
Name: R. Burton Harvey
Title: Managing Member

CCSD II, L.P.

By: CCSD GP II, LLC
Its: General Partner

By:	/s/ R. Burton Harvey
Name: R. Burton Harvey
Title: Managing Partner

CLARITAS CAPITAL SPECIALTY DEBT FUND, L.P.

By: CCSD GP, LLC
Its: General Partner

By:	/s/ R. Burton Harvey
Name: R. Burton Harvey
Title: Managing Partner

CCSD GP, LLC

By:	/s/ R. Burton Harvey
Name: R. Burton Harvey
Title: Managing Member

CF i3 Corporation

By:	/s/ R. Burton Harvey
Name: R. Burton Harvey
Title: President